Mail Stop 6010

June 9, 2006

Mr. Thomas B. Miller
Chief Financial Officer
IXIA
26601 West Agoura Road
Calabasas, CA 91302

          RE: IXIA
                  Form 10-K for the year ended December 31, 2005
                  File No. 0-31523

Dear Mr. Miller:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant